JETPACK AVIATION, INC.
BALANCE SHEET
AS OF SEPTEMBER 14, 2016
(unaudited)

	September 14, 2016 (Inception)
Assets	
Total assets	$ -
Liabilities and Stockholders' Equity	
Total liabilities	$ -
Commitments and contingencies	
Stockholders' equity	
Common stock, par value $0.0001;	
20,000,000 shares authorized; none issued and	
outstanding	-
Subscription receivable	-
Accumulated deficit	-
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ -

See accompanying independent accountants' review report and notes to the balance sheet.